Exhibit 99.1

Aeterna Zentaris Appoints Giuliano La Fratta as Chief Financial Officer

– Well-established finance professional with over 20 years of experience gained in pharmaceutical, biopharma and professional services sectors

TORONTO, ONTARIO, December 23, 2021 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today announced the appointment of Giuliano La Fratta as Senior Vice President, Chief Financial Officer. Effective January 24th, 2022, Mr. La Fratta will be responsible for the finance-related leadership functions, succeeding Ms. Leslie Auld, the Company’s current Senior Vice President, Chief Financial Officer, who will continue to focus on her financial consulting practice.

Dr. Klaus Paulini, Chief Executive Officer of Aeterna commented, “We are very pleased to welcome Mr. La Fratta as our full-time Chief Financial Officer. Based on our current strategic focus, I believe his leadership and expertise will be a valuable asset to the Company as we build toward the future and execute on our strategy. At the same time, we sincerely thank Leslie for her unwavering dedication and invaluable service to our group, and we wish her every success in her future endeavors.”

Mr. La Fratta is a senior financial professional with over 20 years of professional experience in the pharmaceutical, biopharma and financial services sector. During his career, he has served in both the public and private sectors where he has gained significant experience in leading and managing broad financial activities, including M&A transactions, corporate development, auditing, accounting and administrative functions. Prior to joining Aeterna Zentaris, Mr. La Fratta served as the Vice President of Finance at CellCarta (formerly Caprion Biosciences), a private equity-owned specialty Clinical Research and Development Organization laboratory with global operations headquartered in Montreal, Canada. Prior to CellCarta, Mr. La Fratta served in various functions at IMS Canada Health (now Iqvia) and Cato Research. He began his career at Deloitte Touche as a Senior Auditor for both Canadian and American companies across various industries, including the pharmaceutical sector. Mr. La Fratta holds a bachelor’s degree in accounting from Concordia University and holds a CPA, CA designation.

“Aeterna has had a transformational year as a company. The team has done a great job to strengthen the financial position of the Company and to diversify Aeterna’s development pipeline. Looking ahead, there are significant opportunities and key markets that I believe Aeterna is poised to address. I look forward to working with the team to capitalize on the opportunities ahead, with the goal of building value in the near and long term,” added Mr. La Fratta.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin (Macrilen™), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need, in collaboration with Novo Nordisk.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing pre-clinical pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease). Additionally, the Company is developing an oral prophylactic bacterial vaccine against SARS-CoV-2 (COVID-19) and chlamydia.

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations, and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainties, and assumptions, known and unknown, many of which are beyond our control. Forward-looking statements in this press release include, but are not limited to, those relating to the potential of Aeterna’s products and programs.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, our products under development may not be successful or may not support advancing the product to human clinical trials; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, including our heavy reliance on the success of the License Agreement with Novo Nordisk; the global instability due to the global pandemic of COVID-19, and its unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 40-F and annual information form, under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com